UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, foreseeably on 15 March 2024, at second call, which has been published today in the daily press and on BBVA’s website (www.bbva.com).

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website (www.bbva.com).

Madrid, 9 February 2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 15, 2024

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Company, BBVA or the Bank), at its meeting held on February 6, 2024, has agreed to call the Company’s Annual General Shareholders’ Meeting, which will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on March 14, 2024, at 12:00 pm, on first call, and on March 15, 2024, at the same location and time, on second call, in accordance with the following:

AGENDA

ONE.-	Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2023.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2023.

1.3.	Approval of the allocation of results for the 2023 financial year.

1.4.	Approval of the corporate management during the 2023 financial year.

TWO.-	Adoption of the following resolutions on the re-election and appointment of members to the Board of Directors:

2.1.	Re-election of José Miguel Andrés Torrecillas.

2.2.	Re-election of Jaime Félix Caruana Lacorte.

2.3.	Re-election of Belén Garijo López.

2.4.	Re-election of Ana Cristina Peralta Moreno.

2.5.	Re-election of Jan Paul Marie Francis Verplancke.

2.6.	Appointment of Enrique Casanueva Nárdiz.

2.7.	Appointment of Cristina de Parias Halcón.

Pursuant to paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of the reduction of the share capital of the Bank, in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction, totally or partially, on one or more occasions.

FOUR.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

FIVE.-	Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

SIX.-	Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

* * * * * *

SUPPLEMENT TO THE CALLING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office, at Plaza de San Nicolás, 4, 48005, Bilbao, within five days following publication of this calling.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting register at least five days before the scheduled date of the General Meeting.

As the Annual General Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have shares registered in their name no later than March

10, 2024, in order to be able to participate in and vote at the Meeting.

The Company will issue a personalized attendance card indicating the number of shares held to each shareholder entitled to attend who so requires it, giving them access to the venue where the General Meeting is to be held. Requests may be sent to the Shareholder Office, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch office in Spain.

Holders of a lower number of shares may group together to reach at least that number of shares, appointing a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch office in Spain.

In order to confirm the identity of shareholders, or their valid proxies, on entering the venue where the General Meeting is to be held, attendees will be asked to present their attendance card, documents verifying their status as proxy, where applicable, and their Spanish national identity document or any other official document generally accepted for such purposes.

REMOTE ATTENDANCE

The Company has agreed that, in accordance with Article 21 of its Company’s Bylaws, attendance to the General Meeting may also take place via remote means.

Remote attendance will take place through the Remote Attendance Portal, accessible via the Company’s corporate website (www.bbva.com) and online banking website (www.bbva.es), in accordance with the timeframes and in the format described below. It is envisaged that the General Meeting will be broadcasted live on the Company’s corporate website (www.bbva.com).

In order to verify the identity of the attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting remotely (hereinafter, remote attendees) must register and confirm their

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

identity—and that of their proxy, where applicable—on the Remote Attendance Portal prior to the start of the Meeting (hereinafter, the Accreditation process), as follows:

a)

Remote attendees who are BBVA electronic banking users (who have a multichannel contract with the Bank) may confirm their identity through the online banking website (www.bbva.es) by entering the password they use to access and carry out transactions in the online banking website (www.bbva.es).

b)

Remote attendees who are not users of BBVA electronic banking may confirm their identity on the Bank’s corporate website (www.bbva.com), under section “2024 General Meeting/Remote Attendance”, making use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

The Accreditation process via Remote Attendance Portal will be enabled on March 1, 2024, and will be closed at 11:00 am on the day on which the General Meeting is held. However, to ensure the correct processing of the supporting documentation verifying their identity and legitimacy, it is recommended that all shareholders—or their proxies—who wish to attend using remotely complete the Accreditation process sufficiently in advance, with it being recommendable to do so no later than March 14, 2024.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, once the Accreditation process is completed in due time and form, remote attendees must access the Remote Attendance Portal between 9:00 am and 11:30 am on the scheduled day of the Meeting, as follows:

a)	via the online banking website (www.bbva.es) for remote attendees who are BBVA electronic banking users, entering their online banking password;

b)

via the Bank’s corporate website (www.bbva.com), under section ”2024 General Meeting/Remote Attendance” for remote attendees who are not BBVA electronic banking users, using the credentials generated in the Accreditation process.

Only remote attendees who have completed the Accreditation process in due time and form and have accessed the Remote Attendance Portal between the indicated times may exercise their rights remotely on the day of the General Meeting.

Remote attendees who, in exercise of the shareholder rights provided for in the Corporate Enterprises Act, wish to request any information or clarification which they deem necessary in relation to items on the agenda, publicly available information that the Company has submitted to the National Securities Market Commission since the last General Meeting, or in connection with the auditor’s report; or who wish to submit written proposals under the terms of, and in accordance with, the Corporate Enterprises Act, may do so through the Remote Attendance Portal, on the scheduled day of the General Meeting from 9:00 am until the General Secretary finishes reading (complete or summarized) the proposed resolutions submitted to the General Meeting.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by remote attendees will be answered by the Meeting Panel during the meeting, or in writing within seven days of the General Meeting taking place.

Remote attendees’ right to vote shall be exercised through the Remote Attendance Portal and in accordance with the provisions of the Bank’s General Meeting Regulations. Remote attendees will be able to vote on the proposed resolutions on the agenda items from the moment they access the Remote Attendance Portal, on the day on which the Meeting is held, until the General Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the General Meeting Panel.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

For any matters not explicitly covered in this call notice, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the “2024 Annual General Meeting/Remote Attendance” section.

In any event, shareholders’ physical attendance at the venue where the General Meeting is to be held will nullify any actions carried out remotely via the Remote Attendance Portal.

REMOTE VOTING AND PROXIES PRIOR TO THE MEETING

Those shareholders who do not wish to attend the General Meeting in person can submit their vote or proxy remotely by electronic or written means, prior to the General Meeting being held, as indicated below.

ELECTRONIC VOTING AND PROXIES

Shareholders can exercise their voting and proxy delegation rights by electronic means via the participation applications rolled out on the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the BBVA España app), which is available free of charge at the Play Store and App Store.

In order to prove their identity, and to guarantee the proper exercise of their rights, shareholders who wish to vote or delegate a proxy by electronic means must register and confirm their identity in the following way:

a)

Shareholders who use BBVA electronic banking (who have a multichannel contract with the Bank) can confirm their identity to vote or delegate a proxy electronically, by entering the passcode they use to access and carry out transactions in the online banking website (www.bbva.es) or the BBVA España app.

b)

Shareholders who do not use BBVA electronic banking and shareholders who are legal entities, through their valid proxy, can verify their identity to vote or delegate a proxy electronically through the use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

Shareholders may exercise their voting and delegation rights by electronic means, prior to the General Meeting, from February 16, 2024 until 12:00 pm on the day before the General Shareholders’ Meeting is held on first call, i.e. 12:00 pm on March 13, 2024, as follows:

a)	for shareholders who use BBVA electronic banking, through the online banking website (www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal entities, via the “2024 Annual General Meeting/Electronic Vote and Proxy” section of the Company’s corporate website (www.bbva.com).

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information relating to remote voting and/or delegation of proxies will be available for its consultation on the “2024 General Meeting” section of the Company’s corporate website (www.bbva.com).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

WRITTEN VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting in person, can also remotely cast their vote or submit a proxy delegation in writing, using the voting or delegation form included on the attendance card, which can be requested and submitted at any BBVA branch office in Spain. In this regard, it is hereby stated that any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this call notice for the General Meeting, through the Shareholder Office or at any BBVA branch office in Spain, requesting the issue of the relevant document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at calle Azul 4, 28050 Madrid, to be processed and counted.

In order to be processed, remotely cast proxies and votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any proxies or votes that arrive after this time will not be counted.

In any case, shareholders must fill in the relevant forms and follow the instructions printed on the attendance card in order to exercise each of these rights.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal or remote attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide any information or clarifications that they may deem necessary, or submit written queries regarding items on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at calle Azul 4, 28050 Madrid, Spain; or by email to the address given in the “Right to Information” section of the “2024 General Meeting” page of the Company’s corporate website (www.bbva.com), following the instructions therein.

From the time of this calling, any shareholder may request at the registered office (Plaza de San Nicolás, 4, Bilbao, Spain) or review on the Company’s corporate website (www.bbva.com), on the “2024 General Meeting” page, the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors’ reports on the agenda items where legally required, if so desired; the annual financial statements and management reports, both individual and consolidated, for the 2023 financial year, which include the non-financial information report of the Bank and its consolidated Group, and which will be submitted for the approval of the General Meeting, together with the corresponding statutory auditors’ reports; the Annual Corporate Governance Report for the 2023 financial year; the curriculum vitae, category (status) and mandatory proposals and reports on the re-election and appointment of directors proposed under agenda item Two; the Board of Directors’ report on the proposals submitted under agenda items Three and Four; and the Annual Report on BBVA Directors’ Remuneration for the 2023 financial year, as well as the remaining legal documentation related to the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In addition, shareholders will have access to the reports of the directors and the independent expert/statutory auditor—who is appointed by the Commercial Registry and is distinct from the Company’s auditor—that have been issued since the previous General Meeting regarding the use of the delegation to issue contingently convertible securities (“CoCos”), which will also be presented to the General Meeting and which have been published and made available to shareholders at the time of their issuance.

Shareholders may obtain and request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the Annual General Shareholders’ Meeting will be available for its consultation in the “2024 General Meeting” section of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDER FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum (hereinafter, the Forum) on the Company’s corporate website (www.bbva.com), for the legally established purpose, which individual shareholders and duly authorized voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

The Forum may be used to publish proposals that are intended to be submitted as supplements to the agenda listed in the calling, requests to second these proposals, initiatives to achieve the percentage of votes required to exercise the minority right established by Law and offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General Meeting before it is held. As such, the Forum is not a channel to be used for attending the General Meeting remotely.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided on the “2024 General Meeting” section of the Bank’s corporate website (www.bbva.com).

To register in the Forum, shareholders who are electronic banking users (who have a multichannel contract with the Bank) may log on via the online banking web page (www.bbva.es), entering the same credentials they use to access the online banking website (www.bbva.es) and use its online banking features.

Shareholders who do not use electronic banking and shareholders who are legal entities, through their valid proxy, may register and obtain a passcode to log on to the Forum, through the Bank’s corporate website (www.bbva.com), under section “2024 General Meeting/Electronic Shareholder Forum”, by using their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their proxies as a result of any breakdowns, overloads, line failures, connection faults or other eventualities of the same or similar sort, beyond the Bank’s control, that may prevent the use of the mechanisms enabled for shareholders to exercise, via remote means of communication, their rights regarding the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The foregoing applies notwithstanding the adoption of the measures required in each situation, in particular when this is advisable or necessary for technical or security reasons, trying to ensure that shareholders or their proxies can exercise their rights.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders can contact the Shareholder Office at calle Azul, 4, 28050, Madrid, Spain, from 09:00 am to 06:00 pm, Monday through Friday; telephone the Shareholder Helpline at (+34) 91 224 98 21 from 08:00 am to 10:00 pm, Monday through Friday; or send an email to the mailbox accionistas@bbva.com.

Shareholders are informed that the Company’s corporate website (www.bbva.com) will be kept up-to-date with the measures that may be taken for holding the General Meeting and may be of interest to shareholders or their representatives.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to Article 203 of the Corporate Enterprises Act and Article 101 of the Commercial Registry Regulations.

PERSONAL DATA PROCESSING

In accordance with the provisions of Organic Law 3/2018, of 5 December, on Personal Data Protection and digital rights guarantee, BBVA will process the shareholders’ personal data and, where applicable, that of its proxies in accordance with the provisions of the document on processing of personal data which can be consulted at the following link: accionistaseinversores.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised in accordance with the aforementioned document.

NOTE

Shareholders are informed that, in the event that, between the calling and the scheduled date for holding the Meeting, there are extraordinary circumstances—beyond the Company’s control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders or their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance” section of this call notice, supplemented by the additional requirements set forth in the applicable legal and statutory provisions applicable to this type of meetings, which have been published on the “2024 Annual General Meeting/Remote Attendance” section of the Company’s corporate website (www.bbva.com).

The Company, in this case, will inform shareholders, through the Company’s corporate website (www.bbva.com) and the daily press, as soon as it were reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.

Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.bbva.com).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON MARCH 15, 2024 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, February 9, 2024, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 15, 2024

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2023.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending December 31, 2023.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2023 in the amount of EUR 4,807,412,888.42 (four billion, eight hundred and seven million, four hundred and twelve thousand, eight hundred and eighty-eight euros and forty-two cents of euro), as follows:

•	The amount of EUR 3,228,872,429 (three billion, two hundred and twenty-eight million, eight hundred and seventy-two thousand, four hundred and twenty-nine euros) to the payment of dividends, of which:

a)

EUR 952,075,680.80 (nine hundred and fifty-two million, seventy-five thousand, six hundred and eighty euros and eighty cents of euro) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2023 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 27 September 2023; and

b)	the remaining EUR 2,276,796,748.20 (two billion, two hundred and seventy-six million, seven hundred and ninety-six thousand, seven hundred and forty-eight euros and twenty cents of euro) will be

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

allocated to the payment of the final dividend for the year 2023 in a gross amount of EUR 0.39 (thirty-nine cents of euro) per outstanding share of the Bank with the right to participate in said distribution when paid. Payment to shareholders will take place on 10 April 2024.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 27 September 2023 approving the payment of the aforementioned amount as an interim dividend on account of the 2023 dividend.

•

The remaining profit, that is, the amount of EUR 1,578,540,459.42 (one billion, five hundred and seventy-eight million, five hundred and forty thousand, four hundred and fifty-nine euros and forty-two cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 15, 2024

The re-election of José Miguel Andrés Torrecillas, Jaime Félix Caruana Lacorte, Ana Cristina Peralta Moreno and Jan Paul Marie Francis Verplancke as members of the Board of Directors, with the status of independent directors, for the statutory mandated period of three years, is submitted to the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

Likewise, the re-election of Belén Garijo López as member of the Board of Directors, with the status of other external director, for the statutory three-year period, is submitted to the General Meeting, following a favorable report from the Appointments and Corporate Governance Committee.

Lastly, the appointment of Enrique Casanueva Nárdiz, as independent director, and Cristina de Parias Halcón, as other external director, as members of the Board of Directors for the statutory three-year period, are submitted to the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

The proposed re-elections and appointments are accompanied by the report of the Board of Directors stipulated in Article 529 decies of the Corporate Enterprises Act and, in the case of the proposal for the reappointment of Belén Garijo López with the favorable report of the Appointments and Corporate Governance Committee. In the case of the proposed appointment of Cristina de Parias Halcón, it is noted that, although the status of other external director is proposed, this comes from the Appointments and Corporate Governance Committee, which has issued a reasoned proposal that includes all relevant information for the purposes of sections 4 and 6 of Article 529 decies of the Corporate Enterprises Act. These reports and reasoned proposal have been made available to shareholders as of the date on which the call notice of the General Meeting was made public.

Consequently, it is proposed that the General Meeting:

2.1.

Re-elect José Miguel Andrés Torrecillas, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.2.

Re-elect Jaime Félix Caruana Lacorte, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.3.	Re-elect Belén Garijo López, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Board of Directors, with the status of other external director, for the statutory three-year period.

2.4.

Re-elect Ana Cristina Peralta Moreno, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.5.

Re-elect Jan Paul Marie Francis Verplancke, of legal age, of Belgian nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.6.

Appoint Enrique Casanueva Nárdiz, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.7.

Appoint Cristina de Parias Halcón, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of other external director, for the statutory three-year period.

Pursuant to the provisions of paragraph 2 of Article 34 of the Company’s Bylaws, the number of Board Members shall be determined as a result of the resolutions adopted under this item on the Agenda, which shall be reported to the General Meeting for the corresponding purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 15, 2024

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of TWO HUNDRED AND EIGHTY-SIX MILLION, FIFTY-NINE THOUSAND, SEVENTY-EIGHT EUROS AND SIXTY-TWO EURO CENTS (EUR 286,059,078.62), corresponding to FIVE HUNDRED AND EIGHTY-THREE MILLION, SEVEN HUNDRED AND NINETY-FOUR THOUSAND AND THIRTY-EIGHT (583,794,038) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49)), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 18 March 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction will not involve the repayment of shareholder contributions as the Company itself will hold the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

To confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chairman of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)	Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in any domestic or foreign market where BBVA’s shares are listed, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction, as well as to attend to any formalities and obligations related to the capital reduction and each of its executions.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Two.- Nullify, for the unused part, the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting held on 17 March 2023, under item three of the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 15, 2024

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on February 6, 2024, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 15, 2024

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 15, 2024

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2023, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

José Miguel Andrés Torrecillas Director

Born in 1955 Spanish national Graduate in Economic and Business Sciences from the Complutense University of Madrid Postgraduate studies in Management Programmes at IESE, Harvard and IMD
Professional background:
1977 - 1987	External auditor
1987	Partner at Ernst & Young
1989 - 2004	Managing Partner of the Banking Group at Ernst & Young
2001 - 2004	General Managing Partner for Audit and Advisory Services at Ernst & Young Spain
2008 - 2013	Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal
2004 - 2014	Chair at Ernst & Young Spain
Other positions:

He has been member of the Official Registry of Auditors (ROAC); of the Registry of Economic Auditors (REA)ı; of the Governing Board of the Spanish Institute of Financial Analysts; of the Empresa y Sociedad Foundation; of the Spanish Institute of Chartered Accountants; of the Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW). Likewise, he has been member of the Board of Directors of the company Zardoya Otis, S.A.

He was appointed director of BBVA on 13 March 2015 and Deputy Chair of the Board of Directors on 29 April 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Jaime Caruana Lacorte Director

Born in 1952

Spanish national

Telecommunications Engineer by the ETSIT (Escuela Técnica Superior de Ingenieros de Telecomunicación) of the Universidad Politécnica de Madrid

Commercial Technician and State Economist (Técnico Comercial y Economista del Estado)

Professional background:

1979 - 1984	Ministry of Commerce. General Manager of Imports, Subdelegation of Commerce and Spanish Institute of Foreign Commerce (ICEX)

1984 - 1987	Commercial Attaché in the Spanish Commercial Office in New York

1987 - 1996	General Manager and Chief Executive Officer in Renta 4 and in its investment fund manager

1996 - 1999

General Manager of Treasury and Financial Policy, director of the Bank of Spain and of the Spanish National Securities Market Commission. Spanish representative in the Monetary Committee of the European Union and Director of the Spanish Net Equity Stakes (Sociedad Estatal de Participaciones Patrimoniales)

1999 - 2000	General Manager of Banking Supervision at the Bank of Spain

2000 - 2006	Governor of the Bank of Spain and member of the Governing Council of the European Central Bank

2003 - 2006	Chair of the Basel Banking Supervisory Committee

2006 - 2009	Head of Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF)

2009 - 2017	General Manager of the Bank of International Settlements (BIS)

Other positions:

2004 - 2009	Member of the International Advisory Committee of the CBRC (China Banking Regulatory Commission)

2003 - 2017	Member of the Financial Stability Board (previously, Financial Stability Forum)

2013 - 2017	Member of the Group of Trustees of the Principles for Stable Capital Flows and Fair Debt Restructuring

2019 - 2023	Member of the International Advisory Committee of the China Banking and Insurance Regulatory Commission’s (CBIRC)

Since 2003	Member of the Group of 30 (G-30)
He was appointed director of BBVA on 16 March 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Belén Garijo López Director

Born in 1960

Spanish national

Graduate in Medicine from Universidad de Alcalá de Henares—Madrid

Specialist in Clinical Pharmacology, Hospital La Paz—Universidad Autónoma de Madrid

Master in Business and Management, Ashridge Management School – United Kingdom

Professional background:
Abbott Laboratories
1989 - 1994	Medical Director – Madrid, Spain
1994 - 1996	International Medical Director – Illinois, EEUU
Rhône-Poulenc
1996 - 1999	Director of Oncology– Madrid, Spain
Aventis Pharma
1999 - 2000	Director of Oncology, Central Nervous System and Insulin– Madrid, Spain
2000 - 2002	Global President of Oncology– New Jersey, EEUU
2002 - 2004	General Manager – Madrid, Spain
Sanofi Aventis
2004 - 2006	General Manager – Barcelona, Spain
2006 - 2011	President of Commercial Operations for Europe and Canada – Paris, France
Merck – Frankfurt, Germany
2011 - 2013	Chief Operating Officer of Merck Serono
2013 - 2015	President & CEO of Merck Serono
2015 - 2020	Member of the Executive Board and CEO of Merck Healthcare
2020 - 2021	Vice Chair of the Executive Board and Deputy CEO of Merck Group
May 2021	Chair of the Executive Board and CEO of Merck Group

Other positions:

•   Chair European side of EU-Japan Business Round Table

•   Member of Executive Committee of German Chemical Industry Association

•   Member of the European Round Table for Industry

•   Member of The Business Council

•   Independent member of the Board of Directors of L’Oréal

She is expected to resign from her position as director of L’Oréal on occasion of the holding of the Ordinary General Shareholders Meeting of said company.

She was appointed director of BBVA on 16 March 2012.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Ana Peralta Moreno Director

Born in 1961

Spanish national

Degree in Economic and Business Sciences by the Universidad Complutense de Madrid

Master in Financial Management at the CEF (Madrid, Spain); Program for Management Development (PMD) at Harvard Business School; and Senior Management Program (PADE) at IESE

Professional background:
1989 - 1990	Spanish Commercial Office in London, ICEX
Bankinter
1990 - 1994	Analyst at the Risks Area
1994 - 1998	Director of Asset Transactions. SME Division
1999 - 2002	Director of the Internet Office
2002 - 2004	Director of the Chair’s Office
2004 - 2008	Chief Risk Officer. Member of the Management Committee
Banco Pastor
2008 - 2011	General Director of Risks. Member of the Management Committee
Other positions:
2012 - 2018	Senior Advisor at Oliver Wyman Financial Services
2013 - 2014	Independent Director at Banco Etcheverría
2015 - 2018	Independent Director at Deutsche Bank, SAE
2017 - 2018	Independent Director at Grupo Lar Holding Residencial S.A.U.
Since 2016	Independent Director at Greenergy Renovables, S.A.
Since 2019	Independent Director at Inmobiliaria Colonial, SOCIMI, S.A.
Since 2019	Member of the Professional Board of ESADE
She was appointed director of BBVA on 16 March 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Jan Verplancke Director

Born in 1963 Belgian national Bachelor in Science, Computer Science, at the Programming Centre of the North Atlantic Treaty Organization (NATO), in Belgium
Professional background:
1985 - 1988 Programmer at the Belgian air forces
Levi Strauss
1988 - 1989	IT analyst (Belgium)
1990 - 1993	Head of IT Resources (Switzerland)
1994 - 1998	Vicepresident and Chief of Architecture (USA)
1998 - 1999	Vicepresident of Information of the Youth Category (USA)
Dell
1999 - 2004	Vicepresident of Technology and Chief Information Officer, in the EMEA region (United Kingdom)
Standard Chartered Bank
2004 - 2015	Director, Chief Information Officer, Group Head of Technology and Banking Operations (Singapore)
Other positions:
2006 - 2009	Non-executive director at Cambridge Solutions (India)
2008 - 2011	Non-executive director at Monitise (United Kingdom)
Since 2017	Advisor to the internal consultation board at Abdul Latif Jameel (Saudi Arabia)
Since 2022	CEO of Vestraco, S.à.r.L.
He was appointed director of BBVA on 16 March 2018

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Enrique Casanueva Nárdiz Independent director

Born in 1961

Spanish national

Industrial Engineer by Universidad Politécnica – Madrid

Master of Business Administration (MBA), with a major in finance and strategy from the Massachusetts Institute of Technology (MIT) (Fulbright) – Cambridge, United States

Professional background:

1985 - 1987	Procter & Gamble

Brand Assistant Assistant Brand Manager

1988 - 1989	McKinsey & Co: Associate

1989 - 1995	Goldman Sachs

Associate, Investment Banking (1989 – 1990) Executive Director, Investment Banking (1991 – 1995)

1995 - 2000	Banco Santander: Managing Director of Investment Banking, Spain and Portugal at Santander Investment

2000 - 2017	J.P. Morgan

Managing Director, head of Investment Banking Spain and Portugal (2000 – 2006)

Chair and CEO Spain and Portugal. Member of the Steering Committee of EMEA (2006 – 2015)

Head of Southern Europe, Nordic countries, Central and Eastern Europe, Ireland and Israel. Member of the Executive Committee of EMEA (2015 – 2017)

He is currently senior advisor at J.P. Morgan EMEA, position he will relinquish before taking up his duties as BBVA director.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Cristina de Parias Halcón External director
Born in 1965 Spanish national Graduated in Law from the Universidad de Sevilla Master of Business Administration (MBA), IESE Business School – Barcelona Professional background:

1988 - 1989	Banesto: Commercial Department in Paris office

1991 - 1998	Citibank Deputy head of Marketing Department Head of Marketing & Multichannel to Retail Customers Head of Personal Banking Business Unit (CitiGold)

1998 - 2019

BBVA

Personal Banking and Banco Directo Commercial Manager

Head of the Payments Business Units (credit cards, merchants and ATMs)

Head of BBVA’s Consumer Finance Company (Finanzia) and CEO of Uno-e Bank

Head of New Digital Businesses Development

Head of Central Business Area

Country Manager, Spain and Portugal

She was a founding director of Iberia Cards, a member of the board of directors of Servired and Sermepa (now Redsys) and a member of the General Council of the AEB and of the Management Committee of the Fondo de Garantía de Depósitos (Spain’s deposit guarantee scheme).

She has also served as a director of the portfolio of digital start-ups in which BBVA has a stake: Strands, Adquira, Blue Indico Investments, Solium, Rent&Tech, Globalnet and Econta. In addition, she has been a director of BBVA Finanzia and BBVA Portugal, Chair of the Board of Catalunya Caixa until its merger with BBVA in 2016, and Chair of BBVA Seguros.

She is currently an independent director of Endesa, S.A. and Sanitas Seguros, as well as a director of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA, S.A. de C.V., a member of the Board of Trustees of the BBVA Microfinance Foundation and President of IESE Alumni Madrid and Vice President of the IESE Alumni Executive Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 9, 2024	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors